SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)1


                              Derma Sciences, Inc.
                         -------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         -------------------------------
                         (Title of Class of Securities)


                                    249827205
                         -------------------------------
                                 (CUSIP Number)





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         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the propose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  249827205                  13G
           ---------

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1.        NAMES OF REPORTING PERSONS

                            EDWARD J. QUILTY

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                   (b)  [ ]

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3.        SEC USE ONLY


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4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

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                       | 5.     SOLE VOTING POWER
       NUMBER OF       |
                       |                          319,733
        SHARES         |
                       |--------------------------------------------------------
     BENEFICIALLY      | 6.     SHARED VOTING POWER
                       |
       OWNED BY        |
                       |
                       |--------------------------------------------------------
         EACH          |  7.     SOLE DISPOSITIVE POWER
                       |
       REPORTING       |                           319,733
                       |
      PERSON WITH      |--------------------------------------------------------
                       |  8.     SHARED DOSPOSITIVE POWER
                       |
                       |
                       |
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9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            319,733

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10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

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11.       PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW 9

                            19.94%

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12.       TYPE OF REPORTING PERSON*

                            00 (Passive Investor as defined in Rule 13d-1(c))

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1

1(a)     Name of Issuer:

         Derma Sciences, Inc.

1(b)     Address of Issuer's Principal Executive Offices:

         214 Carnegie Center, Suite 100, Princeton, New Jersey 08540

Item 2

2(a)     Name of Person Filing:

         Edward J. Quilty

2(b)     Address of Principal Business Office or, if None, Residence:

         214 Carnegie Center, Suite 100, Princeton, NJ  08540

2(c)     Citizenship:

         Not Applicable

2(d)     Title of Class of Securities:

         This statement covers a total of 319,733 fully diluted shares of common stock, $.01 par value per share (the "Common Stock"), of the Issuer. The Reporting Person as of the date hereof holds (or is deemed to hold) an aggregate of: (i) 42,100 shares of Common Stock, (ii) options for the purchase of Common Stock (the "Options") which as of the date hereof may be exercised to purchase all or a portion of 132,055 shares of Common Stock at a price per share of $4.00 relative to 20,000 shares, $5.63 relative to 36,000 shares and $5.95 relative to 76,055 shares, (iii) 53,789 shares of series B convertible preferred stock and series C convertible preferred stock (collectively, the "Preferred Shares") each share of which is convertible into one share of Common Stock, and (iv) warrants for the purchase of Common Stock (the
         "Warrants") which as of the date hereof may be exercised to purchase all or a portion of 91,789 shares of Common Stock at a per share price of $4.50 relative to 38,000 shares, $6.75 relative to 8,334 shares and $1.10 relative to 45,455 shares. The Common Stock, Options, Preferred Shares and Warrants are referred to herein, collectively, as the "Securities".

2(e)     CUSIP Number:

         249827205

Item 3   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

3(a)     [ ] Broker or dealer registered under Section 15 of the Exchange Act.
3(b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
3(c)     [ ] Insurance company as defined in Section 3(3)(19) of the Exchange
             Act.

3(d)     [ ] Investment company registered under Section 8 of the Investment
             Company Act.
3(e)     [ ] An investment adviser in accordance with Rule 13d-1(b) (1)(ii)(E);
3(f)     [ ] An employee benefit plan or endowment fund in accordance with Rule
             13d-1(b)(1)(ii)(G);
3(g)     [ ] A parent holding company or control person in accordance with Rule
             13d-1(b)(1)(II)(G);
3(h)     [ ] A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act;
3(i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c ) (14) of the Investment Company Act;
3(j)     [ ] Group in accordance with Rule 13e-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.[x]

Item 4   Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

4(a)     Amount beneficially owned:

         319,733 shares

4(b)     Percent of class:

         19.94%

4(c ) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote:                   319,733

         (ii) Shared power to vote or to direct the vote:                None

         (iii) Sole power to dispose or to direct the disposition of:    319,733

         (iv) Shared power to dispose or to direct the disposition of:   None

Item 5   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8 Identification and Classification of Members of the Group.

         Not Applicable

Item 9   Notice of Dissolution of Group.

         Not Applicable

Item 10  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such Securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                      /s/  Edward J. Quilty
                                                      -----------------------
                                                      By: Raymond C. Hedger, Jr.
                                                          Attorney-in-Fact


August 27, 1999